UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Level 3 Communications, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

52729N308

(CUSIP Number)

Chan Jen Keet

c/o Singapore Technologies Telemedia Pte Ltd

1 Temasek Avenue #33-01

Millenia Tower

Singapore 039192

Telephone: (65) 6723 8633

Facsimile: (65) 6720 7220

Copy to

Michael W. Sturrock, Esq.

Latham & Watkins LLP

9 Raffles Place #42-02

Singapore 048619

Telephone: (65) 6536 1161

Facsimile: (65) 6536 1171

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 27, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 52729N308	Page 2 of 18 Pages

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Temasek Holdings (Private) Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source Of Funds AF
5	Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e) ☐
6	Citizenship Or Place Of Organization Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 63,931,025
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 63,931,025
11	Aggregate Amount Beneficially Owned By Each Reporting Person 63,931,025
12	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent Of Class Represented By Amount In Row (11) 18.5% (*)
14	Type Of Reporting Person CO

(*)	Percentage calculation based on 345,534,473 shares of Common Stock reported as outstanding as of February 26, 2015 in the Issuer’s annual report on Form 10-K filed with the Securities and Exchange Commission (the “SEC”) on February 27, 2015.

CUSIP No. 52729N308	Page 3 of 18 Pages

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Singapore Technologies Telemedia Pte Ltd
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source Of Funds AF
5	Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e) ☐
6	Citizenship Or Place Of Organization Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 63,931,025
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 63,931,025
11	Aggregate Amount Beneficially Owned By Each Reporting Person 63,931,025
12	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent Of Class Represented By Amount In Row (11) 18.5% (*)
14	Type Of Reporting Person CO

(*)	Percentage calculation based on 345,534,473 shares of Common Stock reported as outstanding as of February 26, 2015 in the Issuer’s annual report on Form 10-K filed with the SEC on February 27, 2015.

CUSIP No. 52729N308	Page 4 of 18 Pages

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) STT Communications Ltd
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source Of Funds AF; WC
5	Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e) ☐
6	Citizenship Or Place Of Organization Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 63,931,025
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 63,931,025
11	Aggregate Amount Beneficially Owned By Each Reporting Person 63,931,025
12	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent Of Class Represented By Amount In Row (11) 18.5% (*)
14	Type Of Reporting Person CO

(*)	Percentage calculation based on 345,534,473 shares of Common Stock reported as outstanding as of February 26, 2015 in the Issuer’s annual report on Form 10-K filed with the SEC on February 27, 2015.

CUSIP No. 52729N308	Page 5 of 18 Pages

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) STT Crossing Ltd
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source Of Funds OO; AF
5	Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e) ☐
6	Citizenship Or Place Of Organization Mauritius
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 63,931,025
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 63,931,025
11	Aggregate Amount Beneficially Owned By Each Reporting Person 63,931,025
12	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent Of Class Represented By Amount In Row (11) 18.5% (*)
14	Type Of Reporting Person CO

(*)	Percentage calculation based on 345,534,473 shares of Common Stock reported as outstanding as of February 26, 2015 in the Issuer’s annual report on Form 10-K filed with the SEC on February 27, 2015.

Page 6 of 18 Pages

Preamble

This Amendment No. 5 amends the Schedule 13D previously filed with the SEC on October 5, 2011 and amended on December 2, 2011, May 21, 2012, June 17, 2014 and November 12, 2014 (as amended, the “Statement”) by Temasek Holdings (Private) Limited (“Temasek”), Singapore Technologies Telemedia Pte Ltd, a subsidiary of Temasek (“STT”), STT Communications Ltd, a subsidiary of STT (“STT Comm”), and STT Crossing Ltd, a subsidiary of STT Comm (“STT Crossing”), with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Level 3 Communications, Inc., a company organized under the laws of Delaware (the “Issuer”). Capitalized terms used but not defined herein have the meanings given to them in the Statement.

Item 2. Identity and Background

Item 2 is hereby amended by deleting Schedule A referred to in the fourth and fifth paragraphs of Item 2 in its entirety and replacing it with Schedule A herein.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented by adding the following:

On February 27, 2015, STT Crossing acquired from Credit Suisse International (“CS”) 8,432,432 shares of Common Stock for $405,224,735.98, pursuant to a previously disclosed agreement with CS dated as of November 10, 2014 (the “CS Agreement”). STT Comm funded STT Crossing’s acquisition with its working capital.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended by deleting paragraphs (a) — (b) and (c) and replacing them to read as follows:

(a) — (b) Temasek, through its ownership of STT, may be deemed to share voting and dispositive power over the Common Stock beneficially owned by STT Comm and STT Crossing. However, pursuant to Rule 13d-4 under the Exchange Act, Temasek expressly disclaims beneficial ownership of such Common Stock.

STT, through its ownership of STT Comm and STT Crossing, is deemed for purposes of Rule 13d-3 under the Exchange Act to be the beneficial owner of 63,931,025 shares of the Common Stock, or approximately 18.5% of the outstanding Common Stock, and to have shared power over the voting and disposition of such shares of the Common Stock.

STT Comm, through its ownership of STT Crossing, is deemed for purposes of Rule 13d-3 under the Exchange Act to be the beneficial owner of 63,931,025 shares of the Common Stock, or approximately 18.5% of the outstanding Common Stock, and to have shared power over the voting and disposition of such shares of the Common Stock.

STT Crossing is the beneficial owner of 63,931,025 shares of the Common Stock, or approximately 18.5% of the outstanding Common Stock, and has shared power over the voting and disposition of such shares of the Common Stock.

(c) The 8,432,432 shares of Common Stock were acquired by STT Crossing on February 27, 2015 pursuant to the CS Agreement at an average price per share equal to $48.0555. Except as described in this Statement, there have been no transactions by the Reporting Persons in securities of the Issuer during the past sixty days. To the knowledge of the Reporting Persons, there have been no transactions by any director or executive officer of any of the Reporting Persons in securities of the Issuer during the past sixty days.

Page 7 of 18 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 2, 2015

TEMASEK HOLDINGS (PRIVATE) LIMITED

By	/s/ Christina Choo Soo Shen
Name:	Christina Choo Soo Shen
Title:	Authorized Signatory
Director - Legal & Regulations
Temasek International Pte. Ltd.

SINGAPORE TECHNOLOGIES TELEMEDIA PTE LTD

By	/s/ Chan Jen Keet
Name:	Chan Jen Keet
Title:	Company Secretary

STT COMMUNICATIONS LTD

By	/s/ Chan Jen Keet
Name:	Chan Jen Keet
Title:	Company Secretary

STT CROSSING LTD

By	/s/ Johnny Ong Seng Huat
Name:	Johnny Ong Seng Huat
Title:	Director

Page 8 of 18 Pages

SCHEDULE A

The name, present principal occupation and business address of each director and executive officer of the Reporting Persons is set forth below.

The following is a list of the executive officers and directors of Temasek:

Name, Business Address and Position	Present Principal Occupation	Citizenship
Lim Boon Heng 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Chairman and Director, Temasek)	Chairman, Temasek	Singaporean

Cheng Wai Keung 3 Killiney Road #10-01 Winsland House 1 Singapore 239519 (Deputy Chairman, Temasek)	Chairman and Managing Director, Wing Tai Holdings Limited	Singaporean

Kua Hong Pak 205 Braddell Road East Wing 7th Floor Singapore 579701 (Director, Temasek)	Managing Director & Group CEO, ComfortDelGro Corporation Limited	Singaporean

Goh Yew Lin 50 Raffles Place #33-00 Singapore Land Tower Singapore 048623 (Director, Temasek)	Managing Director, G.K. Goh Holdings Limited	Singaporean

Teo Ming Kian Caldecott Broadcast Centre, Andrew Road Singapore 299939 (Director, Temasek)	Chairman, MediaCorp Pte. Ltd.	Singaporean

Marcus Wallenberg SE-106 40 Stockholm Sweden (Director, Temasek)	Chairman, Skandinaviska Enskilda Banken, Saab AB and Foundation Asset Management Sweden AB	Swedish

Page 9 of 18 Pages

Name, Business Address and Position	Present Principal Occupation	Citizenship
Lien Jown Leam Michael One Raffles Place (formerly known as OUB Centre) #51-00 Singapore 048616 (Director, Temasek)	Executive Chairman, Wah Hin and Company Private Limited	Singaporean

Wong Yuen Kuai Lucien One Marina Boulevard #28-00 Singapore 018989 (Director, Temasek)	Chairman and Senior Partner, Allen & Gledhill LLP	Singaporean

Robert Bruce Zoellick c/o 101 Constitution Avenue, NW Suite 1000 East Washington, DC 20001 (Director, Temasek)	Chairman, Goldman Sachs International Advisors	American

Chin Yoke Choong Bobby c/o Interlocal Exim Pte Ltd 2 Kim Chuan Lane, Kong Siang Group Building Singapore 532072 (Director, Temasek)	Deputy Chairman, NTUC Enterprise Cooperative Limited	Singaporean

Ng Chee Siong Robert 11th - 12th Floors, Tsim Sha Tsui Centre, Salisbury Road, Tsim Sha Tsui, Kowloon, Hong Kong (Director, Temasek)	Chairman, Sino Land Company Ltd.	Singaporean/ Hong Kong P.R.

Peter Robert Voser 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Director, Temasek)	Board Director, International Business Machines Corporation and Roche Holding Ltd	Swiss Citizen

Ho Ching 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Executive Director & CEO, Temasek)	Executive Director & CEO, Temasek	Singaporean

Page 10 of 18 Pages

Name, Business Address and Position	Present Principal Occupation	Citizenship
Gregory L. Curl 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (President, Temasek International Pte. Ltd.)	President, Temasek International Pte. Ltd.	American

Lee Theng Kiat 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (President, Temasek International Pte. Ltd.)	President, Temasek International Pte. Ltd.	Singaporean

Chan Wai Ching 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Co-Head, Corporate Development Group, Head, Organisation & People, Temasek International Pte. Ltd.)	Co-Head, Corporate Development Group, Head, Organisation & People, Temasek International Pte. Ltd.	Singaporean

Cheo Hock Kuan 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Head, Strategic & Public Affairs, Temasek International Pte. Ltd.)	Head, Strategic & Public Affairs, Temasek International Pte. Ltd.	Singaporean

Chia Song Hwee 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Head, Investment Group, Co-Head, China, Co-Head, Credit Portfolio, Temasek International Pte. Ltd.)	Head, Investment Group, Co-Head, China, Co-Head, Credit Portfolio, Temasek International Pte. Ltd.	Singaporean

Dilhan Pillay Sandrasegara 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Head, Enterprise Development Group, Head, Singapore, Co-Head, Americas, Temasek International Pte. Ltd.)	Head, Enterprise Development Group, Head, Singapore, Co-Head, Americas, Temasek International Pte. Ltd.	Singaporean

Page 11 of 18 Pages

Name, Business Address and Position	Present Principal Occupation	Citizenship
Heng Chen Seng David 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Co-Head, Markets Group, Head, Consumer & Real Estate, Head, South East Asia, Temasek International Pte. Ltd.)	Co-Head, Markets Group, Head, Consumer & Real Estate, Head, South East Asia, Temasek International Pte. Ltd.	Singaporean

Leong Wai Leng 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Head, Corporate Development Group, Chief Financial Officer, Co-Head, Portfolio Management, Temasek)	Head, Corporate Development Group, Chief Financial Officer, Co-Head, Portfolio Management, Temasek	Singaporean

Nagi Adel Hamiyeh

60B Orchard Road #06-18 Tower 2

The Atrium@Orchard

Singapore 238891

(Co-Head, Enterprise Development Group,

Head, Industrials,

Head, Australia & New Zealand,

Head, Africa & Middle East,

Temasek International Pte. Ltd.)

	Co-Head, Enterprise Development Group, Head, Industrials, Head, Australia & New Zealand, Head, Africa & Middle East, Temasek International Pte. Ltd.	Singaporean

Neil Garry McGregor 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Senior Managing Director, Enterprise Development Group, Temasek International Pte. Ltd.)	Senior Managing Director, Enterprise Development Group, Temasek International Pte. Ltd.	New Zealander

Page 12 of 18 Pages

Name, Business Address and Position	Present Principal Occupation	Citizenship
Pek Siok Lan	General Counsel, Temasek International Pte. Ltd.	Singaporean
60B Orchard Road #06-18 Tower 2
The Atrium@Orchard
Singapore 238891

(General Counsel, Temasek International Pte. Ltd.)

Ravi Mahinder Lambah	Head, Telecom, Media & Techonology, Co-Head, India, Co-Head, Africa & Middle East, Temasek International Pte. Ltd.	Indian
60B Orchard Road #06-18 Tower 2
The Atrium@Orchard
Singapore 238891

(Head, Telecom, Media & Techonology, Co-Head, India, Co-Head, Africa & Middle East, Temasek International Pte. Ltd.)

Rohit Sipahimalani

60B Orchard Road #06-18 Tower 2

The Atrium@Orchard

Singapore 238891

(Co-Head, Investment Group,

Co-Head, Portfolio & Strategy Group,

Head, Energy & Resources,

Head, India,

Head, Portfolio Strategy & Value Management,

Temasek International Pte. Ltd.)

	Co-Head, Investment Group, Co-Head, Portfolio & Strategy Group, Head, Energy & Resources, Head, India, Head, Portfolio Strategy & Value Management, Temasek International Pte. Ltd.	Singaporean

Sim Hong Boon	Head, Markets Group, President, Americas, Head, Credit Portfolio, Temasek International Pte. Ltd.	American
60B Orchard Road #06-18 Tower 2
The Atrium@Orchard
Singapore 238891
(Head, Markets Group, President, Americas, Head, Credit Portfolio, Temasek International Pte. Ltd.)

Tan Chong Lee 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891	Head, Portfolio and Strategy Group, Head, Europe, Head, Portfolio Management, Head, Strategy, Co-Head, Singapore, Temasek International Pte. Ltd.	Singaporean

(Head, Portfolio and Strategy Group, Head, Europe, Head, Portfolio Management, Head, Strategy, Co-Head, Singapore, Temasek International Pte. Ltd.)

Page 13 of 18 Pages

Name, Business Address and Position	Present Principal Occupation	Citizenship
Wu Yibing	Head, China, Temasek International Pte. Ltd.	American
60B Orchard Road #06-18 Tower 2
The Atrium@Orchard
Singapore 238891

(Head, China, Temasek International Pte. Ltd.)

Benoit Louis Marie Francois Valentin	Senior Managing Director, Europe, Co-Head, Industrials, Temasek International (Europe) Limited	French
23 King Street
London SW1Y 6QY
United Kingdom

(Senior Managing Director, Europe, Co-Head, Industrials, Temasek International (Europe) Limited)

Page 14 of 18 Pages

The following is a list of the executive officers and directors of STT:

Name, Business Address and Position	Present Principal Occupation	Citizenship
Tan Guong Ching	Corporate Director	Singaporean
1 Temasek Avenue #33-01
Millenia Tower
Singapore 039192

(Chairman and Director, STT)

Sio Tat Hiang	Executive Director, STT and STT Comm	Singaporean
1 Temasek Avenue #33-01
Millenia Tower
Singapore 039192

(Director, STT)

Sum Soon Lim	Corporate Director	Singaporean
1 Temasek Avenue #33-01
Millenia Tower
Singapore 039192

(Director, STT)

Lim Ming Seong	Corporate Director	Singaporean
No. 2 Ubi View
Singapore 408556

(Director, STT)

Chang See Hiang	Advocate & Solicitor	Singaporean
1 Kim Seng Promenade
#16-07 Great World City West Tower
Singapore 237994

(Director, STT)

Justin Weaver Lilley	President, Telemedia Policy Corporation	American
5729 Potomac Ave., NW
Washington, DC 20016
USA

(Director, STT)

Sir Michael Perry, GBE	Corporate Director	British
75 Park Walk London SW10 0AZ
United Kingdom

(Director, STT)

Page 15 of 18 Pages

Name, Business Address and Position	Present Principal Occupation	Citizenship
Vicente S. Perez, Jr.	Corporate Director	Filipino
Level 6, Twin Cities Building
110 Legazpi Street, Legaspi Village
Philippines 1229

(Director, STT)

Steven Terrell Clontz	Senior Executive Vice President — International, STT and STT Comm	American
1 Temasek Avenue #33-01
Millenia Tower
Singapore 039192

(Senior Executive Vice President — International, STT)

Lim Beng Hoe	Chief of Organisation Development & Senior Executive Vice President, STT and STT Comm	Singaporean
1 Temasek Avenue #33-01
Millenia Tower
Singapore 039192

(Chief of Organisation Development & Senior Executive Vice President, STT)

Johnny Ong Seng Huat	Chief Financial Officer & Executive Vice President, STT and STT Comm	Malaysian
1 Temasek Avenue #33-01
Millenia Tower
Singapore 039192

(Chief Financial Officer & Executive Vice President, STT)

Page 16 of 18 Pages

The following is a list of the executive officers and directors of STT Comm:

Name, Business Address and Position	Present Principal Occupation	Citizenship
Tan Guong Ching	Corporate Director	Singaporean
1 Temasek Avenue #33-01
Millenia Tower
Singapore 039192

(Chairman and Director, STT Comm)

Peter Seah Lim Huat	Corporate Director	Singaporean
12 Marina Boulevard
Marina Bay Financial Centre
Tower 3 Level 45
Singapore 018982

(Deputy Chairman and Director, STT Comm)

Sio Tat Hiang	Executive Director, STT and STT Comm	Singaporean
1 Temasek Avenue #33-01
Millenia Tower
Singapore 039192

(Director, STT Comm)

Sum Soon Lim	Corporate Director	Singaporean
1 Temasek Avenue #33-01
Millenia Tower
Singapore 039192

(Director, STT Comm)

Lim Ming Seong	Corporate Director	Singaporean
No. 2 Ubi View
Singapore 408556

(Director, STT Comm)

Chang See Hiang	Advocate & Solicitor	Singaporean
1 Kim Seng Promenade
#16-07 Great World City West Tower
Singapore 237994

(Director, STT Comm)

Page 17 of 18 Pages

Name, Business Address and Position	Present Principal Occupation	Citizenship
Justin Weaver Lilley	President, Telemedia Policy Corporation	American
5729 Potomac Ave., NW
Washington, DC 20016
USA

(Director, STT Comm)

Sir Michael Perry, GBE	Corporate Director	British
75 Park Walk
London SW10 0AZ
United Kingdom

(Director, STT Comm)

Vicente S. Perez, Jr.	Corporate Director	Filipino
Level 6, Twin Cities Building
110 Legazpi Street, Legaspi Village
Philippines 1229

(Director, STT Comm)

Steven Terrell Clontz	Senior Executive Vice President — International, STT and STT Comm	American
1 Temasek Avenue #33-01
Millenia Tower
Singapore 039192

(Senior Executive Vice President — International, STT Comm)

Lim Beng Hoe	Chief of Organisation Development & Senior Executive Vice President, STT and STT Comm	Singaporean
1 Temasek Avenue #33-01
Millenia Tower
Singapore 039192

(Chief of Organisation Development & Senior Executive Vice President, STT Comm)

Johnny Ong Seng Huat	Chief Financial Officer & Executive Vice President, STT and STT Comm	Malaysian
1 Temasek Avenue #33-01
Millenia Tower
Singapore 039192

(Chief Financial Officer & Executive Vice President, STT Comm)

Page 18 of 18 Pages

The following is a list of the executive officers and directors of STT Crossing:

Name, Business Address and Position	Present Principal Occupation	Citizenship
Sio Tat Hiang	Executive Director, STT and STT Comm	Singaporean
1 Temasek Avenue #33-01
Millenia Tower
Singapore 039192

(Director, STT Crossing)

Johnny Ong Seng Huat	Chief Financial Officer, STT and STT Comm	Malaysian
1 Temasek Avenue #33-01
Millenia Tower
Singapore 039192

(Director, STT Crossing)

Poon Teng Heng	Senior Vice President, Finance, STT and STT Comm	Singaporean
1 Temasek Avenue #33-01
Millenia Tower
Singapore 039192

(Director, STT Crossing)

Sonia Lutchmiah	Senior Manager	Mauritian
Les Cascades Building
Edith Cavell Street Port Louis Mauritius

(Director, STT Crossing)

Doomraj Sooneelall	Manager	Mauritian
Les Cascades Building
Edith Cavell Street Port Louis Mauritius

(Director, STT Crossing)